John T. Fleurant Corporate Controller 213 Washington Street, Newark NJ 07102-2917 Tel 973 367-4373 Fax 973 367-4386

June 23, 2010

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated June 10, 2010, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). For your convenience, we have included the staff’s comment below along with our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page 247

4. Investments, page 273

1.	Please revise your note disclosure to state the name of each person in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders’ equity. Separately disclose the name and aggregate amount invested as recorded in your Consolidated Statements of Financial Position (e.g., amounts in fair value terms for available for sale securities, and amounts in amortized cost terms for held to maturity securities). In your revised disclosure, please address your concentration in Japanese government bonds that you reference on page 164. Refer to note (6) of Rule 7-03(a)(1) of Regulation S-X.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

June 23, 2010

Response:

The Company acknowledges the staff’s comment in reference to note (6) of Rule 7-03(a)(1) of Regulation S-X to provide the name and aggregate amount invested in each person in which the total amount invested exceeds 10% of its total stockholders’ equity. As disclosed on page 164 in Item 7 of the Company’s 2009 Form 10-K, the Company’s total investment in Japanese government bonds exceeds 10% of its total stockholders’ equity. As of December 31, 2009, there were no other concentrations of investments of the Company that exceeded 10% of its total stockholders’ equity that would require disclosure under this rule. The Company intends to include in Note 4 in future Form 10-K filings and, beginning with the second quarter of 2010, future Quarterly Reports on Form 10-Q filings, the disclosure of the Company’s investment in Japanese government bonds, consistent with the disclosure the Company has historically included on page 164 of Item 7 of the Company’s 2009 Form 10-K. The Company intends to quote the amount invested in Japanese government bonds by balance sheet classification (e.g., total amount in fair value terms for available for sale fixed maturities, and total amount in amortized cost terms for held to maturity fixed maturities). The Company monitors its concentrations of credit risk on an on-going basis and will update its future disclosure should any other concentration of investment exceed 10% of stockholders’ equity.

*     *     *     *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-367-4373 if you have any questions about this response letter.

Very truly yours,

/s/ John T. Fleurant

John T. Fleurant

Corporate Controller

Copies to:	Richard J. Carbone
Susan L. Blount